Exhibit 99.1

500.com Limited Receives Notification from NYSE Regarding Delayed Filing of 2019 Annual Report

SHENZHEN, China, July 7, 2020—500.com Limited (NYSE: WBAI) (“500.com,” “the Company,” “we,” “us,” “our company,” or “our”), an online sports lottery service provider in China, today reports that as of July 1, 2020, it is delinquent in filing its annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”) with the Securities and Exchange Commission (the “SEC”). The Company previously filed a Form 12b-25 with the SEC on June 15, 2020 for late filing of the 2019 Annual Report, pursuant to which the 2019 Annual Report was due to be filed by June 30, 2020. The Company expects to file the 2019 Annual Report (i) upon completion of the previously announced internal investigation being conducted but the Special Investigation Committee (the “SIC”) of the Company’s Board of Directors, with the assistance of King & Wood Mallesons as legal advisor to the SIC, (ii) once the Company’s financial statements for the fiscal year ended December 31, 2019 are finalized, and (iii) both the Company and Friedman LLP, the Company’s independent registered public accounting firm, have completed their assessment of the Company’s internal control over financial reporting as of December 31, 2019.

The Company also reports that on July 1, 2020, the Company received an expected notice from New York Stock Exchange (“NYSE”) Regulation stating that the Company is not in compliance with the NYSE’s continued listing requirements under the timely filing criteria pursuant to Section 802.01E of the NYSE Listed Company Manual as a result of the Company’s failure to timely file the 2019 Annual Report with the SEC. As required by the notice, (a) a representative of the Company contacted the NYSE on July 1, 2020 to discuss the status of the 2019 Annual Report, and (b) the Company is issuing this press release, disclosing the status of the 2019 Annual Report, noting the delay and the reason for the delay, as mentioned above. The anticipated filing date of the 2019 Annual Report is not known at this time.

NYSE Regulation notified the Company that the NYSE will closely monitor the status of the Company’s late filing and related public disclosures for up to a six-month period from the due date of the 2019 Annual Report. If the Company fails to file its annual report and any subsequent delayed filings within six months from the filing due date, the NYSE may, in its sole discretion, allow the Company’s securities to trade for up to an additional six months depending on specific circumstances, as outlined in Section 802.01E of the NYSE Listed Company Manual. It is expected by the NYSE that the Company will submit an official request for the NYSE’s consideration at the appropriate time. If the NYSE determines that an additional six-month trading period is not appropriate, suspension and delisting procedures will commence pursuant to Section 804.00 of the NYSE Listed Company Manual. If the NYSE determines that an additional trading period of up to six months is appropriate and the Company fails to file the 2019 Annual Report and any subsequent delayed filings by the end of that period, suspension and delisting procedures will generally commence. Regardless of the procedures described above, the NYSE may commence delisting proceedings at any time during the period that is available to the Company to complete the filing of the 2019 Annual Report, if circumstances warrant.

To provide transparent information about an issuer’s filing status, the NYSE maintains a list of late filers on www.nyse.com and identifies late filers with an “LF” indicator. This indicator, or another indicator or letter, may be appended to the Company’s ticker symbol, “WBAI,” signifying its status as a late filer. The Company expects to be posted to the late filers list on the Listing Standards Filing Status Page on www.nyse.com on July 8, 2020 and that an “LF” indicator will be appended to the Profile, Data and News pages of the Company’s American Depositary Shares listed on the NYSE.

About 500.com Limited

500.com Limited (NYSE: WBAI) is an online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com